UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41359

Belite Bio, Inc

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant´s name into English)

12750 High Bluff Drive Suite 475,

San Diego, CA 92130

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

On February 5, 2025, Belite Bio, Inc (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an institional investor, relating to the registered direct offering (the “Offering”) of 258,309 American Depositary Shares, or ADSs, each representing one ordinary share, and warrants to purchase 258,309 ordinary shares represented by ADSs, at a price of $58.07 per ADS and accompanying warrant. The warrants are exercisable immediately, expire five years from the date of issuance and have an exercise price of $58.07 per ADS. The closing of the Offering is expected to occur on or about February 7, 2025, subject to the satisfaction of customary closing conditions.

Pursuant to the Securities Purchase Agreement, the Company agreed, subject to limited exceptions, for a period of 60 days after the closing of the Offering, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, directly or indirectly any ADSs or Ordinary Shares or securities convertible, exchangeable or exercisable into, ADSs or Ordinary Shares.

The Company also entered into an agreement, (the “Placement Agency Agreement”), with Titan Partners Group LLC, a division of American Capital Partners, LLC, as sole placement agent (the “Placement Agent”), dated February 5, 2025, pursuant to which the Placement Agent agreed to serve as the Placement Agent for the Company in connection with the Offering.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-284521), which was declared effective on January 27, 2025.

Copies of the form of Securities Purchase Agreement and the form of Placement Agency Agreement are attached hereto as Exhibit 1.1 and Exhibit 1.2, respectively, and are incorporated herein by reference. A copy of the form of warrant is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing descriptions of the Securities Purchase Agreement, Placement Agency Agreement and warrants do not purport to be complete and are subject to and qualified in their entirety by reference to, the Securities Purchase Agreement, the Placement Agency Agreement and form of warrant, which are attached hereto as Exhibits 1.1, 1.2 and 4.1, respectively, and are incorporated herein by reference.

This Report on Form 6-K shall be deemed to be incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933, and shall be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit 1.1 — Form of Securities Purchase Agreement

Exhibit 1.2 — Form of Placement Agency Agreement

Exhibit 4.1 — Form of Warrant

Exhibit 99.1 — Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Belite Bio, Inc

By:	/s/ Yu-Hsin Lin
Name:	Yu-Hsin Lin
Title:	Chief Executive Officer and Chairman

Date: February 6, 2025